Stellar Biotechnologies Announces Kathi Niffenegger Appointed as Corporate Secretary

PORT HUENEME, CA, (July 17, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), is very pleased to announce the appointment of Kathi Niffenegger, CPA, to the position of Corporate Secretary for the Company.

Ms. Niffenegger has held the positions of U.S. Corporate Controller for Stellar since 2012 and outside CPA since the Company’s inception in 1999.

Frank Oakes, Stellar President and CEO said, “Kathi is an experienced professional with more than 30 years in accounting and finance in a wide range of industries.  Importantly, she has a thorough understanding of Stellar’s business which will be invaluable in her role as Corporate Secretary, working closely with the Board and overseeing matters of corporate governance and policy.”

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets.  Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Contact:

Frank Oakes, Chairman

Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: +1 (212) 301-7130

markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.